Exhibit 99.1

Brera Holdings PLC (NASDAQ: SLMT) (d/b/a Solmate Infrastructure) Regains Compliance with Nasdaq
Minimum Bid Price Requirement; Nasdaq Hearing Cancelled

Nasdaq Hearings Department Confirms Compliance with Listing Rule 5550(a)(2); Ordinary Shares to Continue Trading on Nasdaq Capital Market

DUBLIN–(BUSINESS WIRE)–Brera Holdings PLC (Nasdaq: SLMT) (the “Company” or “Solmate Infrastructure”) today announced that it has received written notification from the Nasdaq Hearings Department confirming that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed companies to maintain a minimum bid price of at least $1.00 per share (the “Minimum Bid Price Requirement”).

As a result of the Company’s compliance with the Minimum Bid Price Requirement and all other applicable Nasdaq Capital Market listing standards, the Nasdaq Hearings Department has advised the Company that the hearing previously scheduled before the Nasdaq Hearings Panel on June 2, 2026 has been cancelled.

Accordingly, the Company’s Class B ordinary shares will continue to be listed and traded on The Nasdaq Capital Market under the symbol “SLMT.”

As previously disclosed, the Company effected a 1-for-10 reverse share split of its ordinary shares on May 14, 2026 as part of its efforts to regain compliance with the Minimum Bid Price Requirement. Following the reverse share split, the Company achieved the required minimum closing bid price and has now received confirmation from Nasdaq that the matter has been resolved.

The Company appreciates the continued support of its shareholders throughout the compliance process and remains focused on executing its business strategy and creating long-term shareholder value.

About Brera Holdings PLC

Brera Holdings PLC (d/b/a Solmate Infrastructure) is a Solana-focused crypto infrastructure company focused on building institutional-grade Solana staking, validation and treasury infrastructure, with a strategic foothold in Abu Dhabi.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “expect,” “intend,” “plan,” “anticipate,” “believe,” “will,” and similar expressions. These statements include, but are not limited to, statements regarding the Company’s business strategy, future growth, market opportunities and shareholder value creation. These forward-looking statements are based on current expectations, estimates, assumptions and projections and involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied by such statements. Additional information concerning these and other risks is contained in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statements except as required by applicable law.

Contacts

Investors

John Ragozzino Jr., CFA
Solmate@icrinc.com